

1801 California Street, Suite 5200
Denver, Colorado 80202
(720) 493-4256

VIA EDGAR

May 8, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Filing Desk - Stop 1-4

       Transamerica ETF Trust
       1933 Act File No. <u>333-216648</u>
       1940 Act File No. <u>811-23237</u>

Dear Sir/Madam:

On behalf of Transamerica ETF Trust (the "Trust"), pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing are the following documents:

1. A copy of the previously filed Joint Insured Bond No. MNN624593/01/2018 for the period July 31, 2018 12:01 a.m.to July 31, 2019 12:01 a.m. (the "Bond") including Endorsement No. 21 providing an extension from July 31, 2109 12:01 a.m. to August 31, 2019 12:01 a.m.(collectively the "Bond"), attached hereto as

    a. Exhibit A1- Copy of Joint Insured Bond No. MNN624593/01/2018; and
    b. Exhibit A2- Copy of Endorsement No. 21 to Joint Insured Bond No. MNN624593/01/2018.

2. Resolutions of the majority of the Board Members of the Trust, who are not "interested persons" of the Trust as that term is defined in the 1940 Act, approving the amount, type, form and coverage of the Bond and portion of the premium to be paid by the Trust, attached hereto as:

    a. Exhibit B1 – Resolutions Approved by the Board at a Meeting held July 17, 2018, approving the Joint Insured Bond; and
    b. Exhibit B2- Written Consent Approved by the Board on April 27, 2020, extending the term of the Joint Insured Bond to August 31, 2019.

3. Pursuant to Rule 17g-1(f), an executed copy of the joint fidelity bond agreement dated August 1, 2018 and the amendment to the joint recovery agreement dated as of August 1, 2019 among all the named insureds to the Joint Insured Bond, attached hereto as:

    a. Exhibit C1- a Joint Insured Fidelity Bond Agreement (the "Agreement"); and
    b. Exhibit C2 –an Amendment to the Agreement clarifying the term of the Joint Insured Bond was extended to August 31, 2019.

As required by Rule 17g-1, the amount of coverage under the Bond is at least equal in amount to the total amount of coverage which the Trust would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Trust not been a named a Joint Insured under

DB1/ 112837713.1

the Bond.

If you should have any questions or require further information, please contact me at 720 482 8836.

Sincerely,

/s/ Erin Nelson

Erin Nelson
Chief Legal Officer and Secretary

Enclosures

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

Bond No. MNN624593/01/2018

AXIS Insurance Company
(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):   Transamerica ETF Trust

Principal Address: 1801 California Street
                            Suite 5200
                            Denver, CO 80202

Item 2. Bond Period: from 12:01 a.m. on   July 31, 2018   to 12:01 a.m. on   July 31, 2019
                                              (MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)

standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be

N/A

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,250,000

and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A) - FIDELITY	$ 1,250,000	$ 50,000
Insuring Agreement (B) - ON PREMISES	$ 1,250,000	$ 50,000
Insuring Agreement (C) - IN TRANSIT	$ 1,250,000	$ 50,000
Insuring Agreement (D) - FORGERY OR ALTERATION	$ 1,250,000	$ 50,000
Insuring Agreement (E) - SECURITIES	$ 1,250,000	$ 50,000
Insuring Agreement (F) - COUNTERFEIT CURRENCY	$ 1,250,000	$ 50,000
-		

Optional Insuring Agreements and Coverages:		
- Computer Systems Fraud	$ 1,250,000	$ 50,000
- Telefacsimile Transfer Fraud	$ 1,250,000	$ 50,000
- Voice Initiated Transfer Fraud	$ 1,250,000	$ 50,000
- Destruction of Data by Virus	$ 1,250,000	$ 50,000
- Destruction of Data by Hacker	$ 1,250,000	$ 50,000
- Unauthorized Signature	$ 25,000	$ 2,500
- Stop Payment	$ 25,000	$ 2,500
- Uncollectible Items of Deposit	$ 25,000	$ 2,500
- Audit Expense	$ 25,000	$ 2,500
- Claims Expense	$ 25,000	$ 2,500
- Partners Coverage	N/A	N/A

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

- Signature Page – AXIS 102 AIC (06 15)
- State Fraud Statement – AXIS 104 (04 15)
- Policyholder Notice Economic and Trade Sanctions – AXIS 906 (03 16)
1. Computer Systems Fraud Insuring Agreement Rider – SR6196;
2. Telefacsimile Transfer Fraud Insuring Agreement Rider– FI 1007 (08 14)
3. Voice Initiated Funds Transfer Fraud Insuring Agreement Rider– FI 1008 (08 14)
4. Destruction of Data or Programs by Hacker Insuring Agreement Rider - FI 1005 (08 14)
5. Destruction of Data or Programs by Virus Insuring Agreement Rider - FI 1006 (08 14);
6. Unauthorized Signatures Insuring Agreement Rider – FI 1021 (08 14);
7. Uncollectible Items of Deposit Coverage Rider – FI 1049 (05 16);
8. Claim Expense Insuring Agreement Rider – FI 1004 (08 14);
9. Audit Expense Insuring Agreement Rider – FI 1003 (08 14);
10. Amend Fidelity Insuring Agreement Rider – FI 1013-14 (08 14);
11. Investment Company No Deductible Rider – FI 1062 (01 16);
12. Amend Racketeering Exclusion Rider – FI 1009-14 (08 14);
13. Amend Representation of Insured Rider– FI 1014 (08 14);
14. Amend Valuation Rider – FI 1015 (08 14);
15. Amend Counterfeit Money Insuring Agreement Rider– FI 1016-14 (08 14);
16. Amend Securities Insuring Agreement (Form 14 And Form 25 Endorsement) Rider- FI 1035 (04 16);
17. Amend Definition of Employee to Include Affiliated Persons Rider (1940 Act) - FI 1050 (05 16);
18. Securities And Exchange Commission Notification Rider – FI 1020-14 (08 14);
19. Protected Information Exclusion Rider(Fidelity Carveback) – FI 1026 (08 14)
20. Amend Ownership Condition Rider – FI 1046 (05 16)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) MNN624593/01/2017 such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from
(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,
while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to
(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that
(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b) a Transportation Company and being transported in an armored motor vehicle, or
(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i) records, whether recorded in writing or electronically, and
(ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a) Certificated Security,
(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c) Evidence of Debt,
(d) Instruction to a Federal Reserve Bank of the United States, or
(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii) is altered, or
(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or
(b) has been caused or will be caused by an employee or employees of such institution, or
(c) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;
(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

    (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

    (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

    (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

    (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

    (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

    (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

    (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

        (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

        (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's (') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing
(1) signed by the maker or drawer; and
(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
(3) is payable on demand or at a definite time; and
(4) is payable to order or bearer.

(n) Partner means a natural person who
(1) is a general partner of the Insured, or
(2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1) a description of the Issue of which the Uncertificated Security is a part;
(2) the number of shares or units:
(a) transferred to the registered owner;
(b) pledged by the registered owner to the registered pledgee;
(c) released from pledge by the registered pledgee;
(d) registered in the name of the registered owner on the date of the statement; or
(e) subject to pledge on the date of the statement;
(3) the name and address of the registered owner and registered pledgee;
(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
(5) the date:
(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b) the pledge of the registered pledgee was registered, or
(c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2) of a type commonly dealt in on securities exchanges or markets; and
(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee
(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1) in obtaining credit or funds, or
(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,
whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat
    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
    (2) to do damage to the premises or property of the Insured,
except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B) (2);

(r) loss of Property while
    (1) in the mail, or
    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),
except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured
    (1) in establishing the existence of or amount of loss covered under this bond, or
    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt threat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)   In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)   In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c)   Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)   Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

    (1)   submit to examination by the Underwriter and subscribe to the same under oath; and

    (2)   produce for the Underwriter's examination all pertinent records; and

    (3)   cooperate with the Underwriter in all matters pertaining to the loss.

(e)   The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary

Andrew Weissert, Secretary

President

Carlton Maner, President



STATE FRAUD STATEMENT

ALABAMA

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison or any combination thereof.

ARKANSAS

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

COLORADO

It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado division of insurance within the department of regulatory agencies.

DISTRICT OF COLUMBIA

Warning: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.

FLORIDA

Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading information is guilty of a felony of the third degree.

KANSAS

A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto.

KENTUCKY

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information, or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.



LOUISIANA

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

MAINE

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or a denial of insurance benefits.

MARYLAND

Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

NEW JERSEY

Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

NEW MEXICO

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.

NEW YORK

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

OHIO

Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

OKLAHOMA

WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

OREGON

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents materially false information in an application for insurance may be guilty of a crime and may be subject to fines and confinement in prison.



In order for us to deny a claim on the basis of misstatements, misrepresentations, omissions or concealments on your part, we must show that:

A. The misinformation is material to the content of the policy;

B. We relied upon the misinformation; and

C. The information was either:

1. Material to the risk assumed by us; or

2. Provided fraudulently.

For remedies other than the denial of a claim, misstatements, misrepresentations, omissions or concealments on your part must either be fraudulent or material to our interests.

With regard to fire insurance, in order to trigger the right to remedy, material misrepresentations must be willful or intentional.

Misstatements, misrepresentations, omissions or concealments on your part are not fraudulent unless they are made with the intent to knowingly defraud.

PENNSYLVANIA

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

PUERTO RICO

Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation with the penalty of a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances be present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

RHODE ISLAND

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

TENNESSEE

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

VIRGINIA



It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

WASHINGTON

It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

WEST VIRGINIA

Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.



POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

Rider No. 1

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. MNN624593/01/2018

in favor of Transamerica ETF Trust

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR 6196

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

   (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

   (2) failure or breakdown of electronic data processing media, or

   (3) error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifially identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.   The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4.   This rider shall become effective as of 12:01 a.m. on July 31, 2018.

All other provisions remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
2	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

TELEFACSIMILE TRANSFER FRAUD
INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds or securities through a Computer System in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from:

(a) a Customer of the Insured;

(b) another financial institution; or

(c) another office of the Insured;

but, in fact, was not originated by the Customer or entity whose identification it bears; and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Telefacsimile Transfer Fraud Insuring Agreement are as set forth in the Declarations.

III. For the purposes of the coverage provided by this rider:

A. The following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communications networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a) provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b) obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c) pays such additional premium as required by the Underwriter.

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

Funds means money on deposit in an account.

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

B. The following Exclusion shall apply:

This bond does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

IV. Proof of loss for a claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
3	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

VOICE INITIATED FUNDS TRANSFER FRAUD INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

VOICE INITIATED FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account to another financial institution for credit to a designated account in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1) an officer, director, partner, or employee of a Customer who was authorized by such Customer to instruct the Insured to make such transfer;

(2) an individual person who is a Customer; or

(3) an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer Funds, and was received by an Employee specifically designated to receive and act upon such instructions;

but such voice instruction was, in fact, not from a person described in (1), (2), or (3) above; provided that

(i) such voice instruction was electronically recorded by the Insured and any required passwords or code words were given; and

(ii) if the transfer was in excess of $50,000, such voice instruction was verified by a call-back according to a prearranged procedure.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Voice Initiated Funds Transfer Fraud Insuring Agreement are as set forth in the Declarations.

III. For the purposes of the coverage provided by this rider:

A. The following Definitions shall apply:

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers, and which has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

Funds means money on deposit in an account.

B. The following Exclusion shall apply:

This bond does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Voice Initiated Funds Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

C. Proof of loss for a claim under the Voice Initiated Funds Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
4	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

DESTRUCTION OF DATA OR PROGRAMS BY HACKER INSURING AGREEMENT RIDER

It is agreed that:

I. The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Hacker Insuring Agreement are as set forth in the Declarations.

III. Solely for the purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Hacker Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV. For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a) provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b) obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c) pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
5	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Virus Insuring Agreement are as set forth in the Declarations.

III. Solely for purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Virus Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV. For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a) provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b) obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c) pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
6	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

UNAUTHORIZED SIGNATURES
INSURING AGREEMENT RIDER

It is agreed that:

I. The INSURING AGREEMENTS are amended by the addition of the following:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check withdrawal order, or draft, made or drawn on a customer's account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
7	12:01 a.m. on July 31, 2018 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN624593/01/2018	N/A

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE RIDER

It is agreed that:

I. **Item 4** of the Declarations is amended by the addition of the following:

UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Limit of Liability: $25,000

UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Deductible: $2,500

II. The Section of the bond entitled **INSURING AGREEMENTS** is amended by the addition of the following Insuring Agreement:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having, in good faith, credited its customer's, shareholder's or subscriber's account of any item of deposit which proves to be uncollectible, provided that:

(1) the item was held for a minimum of five (5) days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

(2) there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

For the purposes of this Insuring Agreement, Item of Deposit means any one or more checks and drafts drawn upon a financial institution in the United States of America.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
8	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

CLAIM EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I. The INSURING AGREEMENTS are amended by the addition of the following:

CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss covered under this bond.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Claim Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for the Insuring Agreement applicable to the loss that is the subject of the valid claim as set forth in the Claim Expense Insuring Agreement.

III. Paragraph (1) of Exclusion (u) shall not apply to the Claim Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
9	12:01 a.m. on July 31 2018	MNN624593/01/2018	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

II.   The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

III.   Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
10	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

AMEND FIDELITY INSURING AGREEMENT RIDER

It is agreed that:

I. The first paragraph of Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

II. For the purposes of this bond, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.



Endorsement No.	Effective Date of Endorsement	Bond Number	Additional Premium
11	12:01 a.m. on July 31, 2018 If the above date is blank, then this endorsement is effective on the effective date of the bond.	MNN624593/01/2018	N/A

INVESTMENT COMPANY – NO DEDUCTIBLE
RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

A. The subsection entitled DEFINITIONS is amended by the addition of the following:

- Investment Company means any Investment Company registered under the Investment Company Act of 1940.

B. The subsection entitled DEDUCTIBLE AMOUNT is amended by the addition of the following:

- Notwithstanding the foregoing, there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an Insured herein.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
12	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

AMEND RACKETEERING EXCLUSION RIDER

It is agreed that Exclusion 2(j) of the CONDITIONS AND LIMITATIONS is replaced with the following:

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this Exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
13	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

AMEND REPRESENTATION OF INSURED RIDER

It is agreed that the second paragraph of the section of the bond entitled REPRESENTATION OF INSURED of the GENERAL AGREEMENTS is replaced with the following:

Any intentional misrepresentation, omission, concealment, or incorrect statement in the application or otherwise, shall be grounds for the rescission of this bond.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
14	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

AMEND VALUATION RIDER

It is agreed that the first paragraph of the section of the bond entitled VALUATION of the CONDITIONS AND LIMITATIONS is replaced with the following:

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in *The Wall Street Journal* on the day immediately preceding the date the loss was discovered.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
15	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

AMEND COUNTERFEIT MONEY
INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT MONEY is replaced with the following:

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.



Endorsement No.	Effective Date of Endorsement	Policy Number	Additional Premium
16	12:01 a.m. on July 31, 2018 If the above date is blank, then this endorsement is effective on the effective date of the Policy.	MNN624593/01/2018	N/A

AMEND SECURITIES INSURING AGREEMENT
(FORM 14 AND FORM 25 ENDORSEMENT)

It is agreed that:

I.   Wherever the phrase "'Statement of Uncertificated Security of any Federal Reserve Bank of the United States" appears in this bond, it is deleted and replaced with the defined term "Statement of Uncertificated Security."

II. The phrase "Instruction to a Federal Reserve Bank of the United States" in paragraph (1) in Insuring Agreement E – Securities is deleted and replaced with the defined term "Instruction."

III. The definition of Property is amended by deleting the phrase "Uncertificated Securities of any Federal Reserve Bank of the United States" and replacing it with "Uncertificated Securities."

IV. The Exclusion for loss involving any Uncertificated Security is deleted.

All other provisions of the Policy remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
17	12:01 a.m. on July 31, 2018 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN624593/01/2018	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER
(1940 ACT)

It is agreed that the Section of the bond entitled **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS, Definition (e) Employee, is amended to include the following:

- a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured;

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
18	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

SECURITIES AND EXCHANGE COMMISSION
NOTIFICATION RIDER

It is agreed that:

I.   In the event that this bond is cancelled, terminated, or Substantially Modified, the Underwriter agrees to use its best efforts to notify the Securities and Exchange Commission ("SEC") within sixty (60) days following such cancellation, termination, or modification, whether such cancellation, termination, or modification is at the request of the Insured or the Underwriter. Failure on the part of the Underwriter to provide such notice shall not impair or delay the effectiveness of such cancellation, termination, or modification, nor shall the Underwriter be held liable in any way for such failure.

II. For the purposes of this rider, Substantially Modified means a change in the type or amount of fidelity bond coverage, or a change in the exclusions of this bond, or any change in the bond such that it no longer meets the requirements of the applicable SEC laws and regulations.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
19	12:01 a.m. on July 31, 2018	MNN624593/01/2018	N/A

PROTECTED INFORMATION EXCLUSION RIDER
(Fidelity Carveback)

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A. confidential or non-public; or

B. personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
20	12:01 a.m. on July 31, 2018 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN624593/01/2018	N/A

AMEND OWNERSHIP CONDITION RIDER

It is understood and agreed that the Section entitled **CONDITIONS AND LIMITATIONS**, Section 10. OWNERSHIP, is deleted and replaced with the following:

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

All other provisions of the bond remain unchanged.

Endorsement No. <u>21</u>

Effective date of this endorsement: 12:01 a.m. on <u>July 31, 2019</u>
To be attached to and form part of Policy Number: <u>MNN624593/01/2018</u>
Issued to: <u>Transamerica ETF Trust</u>
By: <u>AXIS Insurance Company</u>

POLICY PERIOD EXTENSION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND, Standard Form 14

In consideration of an additional premium of *$215,* it is agreed that Item 2. **Policy Period** of the Declarations is deleted and amended to read in its entirety as follows:

Item 2. **Policy Period**:
From 12:01 AM (Local time at the address stated in Item 1.) on *July 31, 2018*
To 12:01 AM (Local time at the address stated in Item 1.) on *August 31, 2019*

It is further understood and agreed that the Limits of Liability for the **Policy Period** set forth above shall remain unchanged and that this extension of the **Policy Period** shall not operate in any way to increase the Limits of Liability as stated in Item 3. of the Declarations.

All other provisions remain unchanged.

_____
Authorized Representative

<u>July 30, 2019</u>_____
Date

EXHIBIT B-1

The Board Members of Transamerica ETF Trust approved the following authorizations at a meeting held on July 17, 2018:

RESOLVED, that the Fidelity Bond coverage, with a deductible on certain items, in the amount presented at the meeting, be, and it hereby is approved through July 31, 2019; and

FURTHER RESOLVED, that the primary and excess Directors and Officers/Errors and Omissions insurance coverage in the amounts presented at the meeting with the deductible(s) presented at the meeting, be, and it hereby is approved through July 31, 2019; and

FURTHER RESOLVED, that the premium allocations are approved on the basis of all factors deemed relevant by the Independent Board Members, including without limitation the number of parties named as insureds, the nature of the business activities of the named insureds, the amount of the bond and insurance policy, the amount of the premium for the bond and insurance policy, the allocations of the premiums among the insureds, and the cost savings to the funds realized by maintenance of a joint fidelity bond and joint insurance policy as compared to maintenance of a single insured bond and single insurance policy by each fund; and

FURTHER RESOLVED, that the officers or agents be, and they hereby are, authorized and directed to take all necessary and appropriate actions as are necessary to implement the foregoing resolutions.

Exhibit B-2

The Board Members of Transamerica ETF Trust approved the following authorizations via written consent on April 27, 2020:

WHEREAS, fidelity bond coverage for the period July 31, 2018 to July 31, 2019 was approved at a meeting of the Board held on July 17, 2018; and

WHEREAS, the term of the fidelity bond coverage was subsequently extended to August 31, 2019, as discussed at the July 16, 2019 meeting of the Board;

WHEREAS, following the July 16, 2019 meeting of the Board, the Board, including those trustees that are not "interested" as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, and/or their counsel held subsequent conversations and received electronic materials regarding insurance and fidelity bond matters; and

WHEREAS, prior to the September 17, 2019 meeting of the Board, the Board was presented with information concerning a joint fidelity bond among the Trust, Transamerica Asset Management, Inc. ("TAM") and the Transamerica Mutual Fund complex effective August 31, 2019 and expiring December 31, 2019 (the "Joint Fidelity Bond"), and the intention of the parties was for the Board to ratify the arrangement at the September 17, 2019 meeting, but the record of said meeting neglects to reflect that such approval took place; and

WHEREAS, the Board and TAM desire to avoid any confusion or ambiguity over the participation of the Trust in (i) the standalone fidelity bond for the period August 1, 2019 until August 31, 2019 and (ii) the Joint Fidelity Bond for the period August 31, 2019 until December 31, 2019; therefore be it

RESOLVED, that the extension of the fidelity bond coverage to August 31, 2019 be, and it hereby is, ratified, affirmed and approved; and

FURTHER RESOLVED, that the Joint Fidelity Bond be, and it hereby is ratified, affirmed and approved; and

FURTHER RESOLVED, that the premium allocations for the fidelity bond are ratified, confirmed, and approved on the basis of all factors deemed relevant by the Independent Trustees, including without limitation the number of parties named as insureds, the nature of the business activities of the named insureds, the amount of the bond, the amount of the premium for the bond, the ratable allocations of the premiums among the insureds, and the cost savings to the respective series of the Trust (each a "Series") realized by maintenance of a joint fidelity bond as compared to maintenance of a single insured bond by each Series; and

FURTHER RESOLVED, that the officers or agents be, and they hereby are, authorized and directed to take all necessary and appropriate actions as are

necessary to implement the foregoing resolutions; and

FURTHER RESOLVED, that all agreements, instruments and other documents that may be necessary or desirable to implement the intent of the foregoing are hereby approved, with such changes, additions or deletions as the officers or agents deem necessary or desirable, such approval to be conclusively evidenced by the execution and delivery or other finalization of such agreements, instruments and other documents.

AGREEMENT AMONG JOINTLY INSURED PARTIES
Joint Fidelity Bond

This Agreement Among Jointly Insured Parties (the "Agreement") is made as of August 1, 2018 by and among Transamerica ETF Trust, (the "Funds") Transamerica Asset Management, Inc. ("TAM") TAM (the Funds and the TAM are collectively referred to herein as the "Insureds").

WHEREAS, the Insureds desire to be named as joint insureds under a Joint Insured Fidelity Bond with a term from July 31, 2018 to July 31, 2019 (the "Bond"); and

WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among the Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and (ii) the basis on which additional investment companies may be added as named Insureds under the Bond and as parties to this Agreement;

NOW, THEREFORE, it is hereby agreed as follows:

1.   In the event recovery is received under the Bond as the result of a loss sustained by a Fund and one or more other Insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d) (1) under the 1940 Act.

2.   In the event that an insurer asserts that the liability to TAM in the event of a loss under the Bond has the effect of reducing the maximum limit of its liability under the Bond, each TAM agrees to reduce its claim against such insurer under the Bond to the extent required so that any Fund claimant shall receive an amount at least equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act.

3.   The Insureds may amend this Agreement to add another investment company as a party to the Agreement provided that (a) such investment company satisfies the requirements of Rule 17g-1(b) and (j) under the 1940 Act for inclusion in the Bond; (b) the premium paid by each Fund following the addition of another investment company as a party to the Agreement would be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; (c) such investment company has retained a TAM to provide services to the investment company; and (d) such investment company executes a written Addendum to this Agreement in the form set forth in Exhibit A of this Agreement and delivers a copy of such executed Addendum to each Insured.

4.   The obligations of the Funds under this Agreement are not binding upon any of the Trustees or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

TRANSAMERICA ETF TRUST

By: /s/ Tané T. Tyler
Name: Tané T. Tyler
Title: Vice President, Associate General Counsel, Chief Legal
          Officer and Secretary

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Tané T. Tyler
Name: Tané T. Tyler
Title: Director and Assistant Secretary

<u>**Exhibit A**</u>

Addendum No. 1 to Agreement Among Jointly Insured Parties

This Addendum No. 1 dated _____ to the Agreement Among Jointly Insured Parties (the "Agreement") dated as of August 1, 2018 by and among Transamerica ETF Trust (the "Funds") and Transamerica Asset Management, Inc. ("TAM") (the Funds and TAM are collectively referred to herein as the "Insureds").

WHEREAS, _____ ("New Insured") wishes to join as an additional Insured under the Agreement;

WHEREAS, the Agreement permits the addition of New Insured during the current term provided certain conditions are satisfied, including the execution of an Addendum in the form attached thereto; and

WHEREAS, the premium paid by each Fund following the addition of New Insured will be no more than the premium such Fund would have had to pay if it had provided and maintained a single insured bond;

NOW, THEREFORE, it is hereby agreed as follows:

1.   Unless otherwise specified, capitalized terms used in this Addendum are defined as set forth in the Agreement.

2.   New Insured represents that (a) it satisfies the requirements of Rule 17g-1(b) and (j) under the 1940 Act for inclusion in the Bond; and (b) such investment company has retained a TAM to provide services to it.

3.   New Insured agrees to be bound by all the terms of the Agreement.

4.   New Insured shall deliver a copy of this executed Addendum to each Insured.

IN WITNESS WHEREOF, New Insured has caused this Addendum to be executed by its officer hereunto duly authorized as of the day and year first above written.

By: _____
Name:
Title:

AMENDMENT TO AGREEMENT AMONG JOINTLY INSURED PARTIES

Joint Fidelity Bond

   THIS AMENDMENT TO the Agreement among Jointly Insured Parties (the "Agreement") is effective as of August 1, 2019 and dated April 27, 2020 by and among Transamerica ETF Trust (the "Funds") and Transamerica Asset Management, Inc. ("TAM") (the Funds and the TAM are collectively referred to herein as the "Insureds").

   WHEREAS, the Funds and TAM entered into an Agreement among Jointly Insured Parties Control Agreement dated as of August 1, 2018 (the "**Agreement**"); and

   WHEREAS, the Funds and TAM desire to amend the Agreement upon the following terms and conditions.

   NOW THEREFORE, for and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Funds and TAM hereby agree as follows:

1. The following is added as a second whereas clause to the Agreement:

  WHEREAS, the Board of Trustees adopted a resolution via written consent extending the term of the Bond until August 31, 2019.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers' hereunto duly authorized all effective August 1, 2019 and dated April 27, 2020 as of the day and year first above written.

TRANSAMERICA ETF TRUST

By: /s/ Erin Nelson
Name: Erin Nelson
Title: Chief Legal Officer and Secretary

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Erin Nelson
Name: Erin Nelson
Title: Assistant Secretary